EXHIBIT 99

PRESS RELEASE

Magna Announces 2023 Annual Meeting Results

AURORA, Ontario, May 11, 2023 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2023 annual meeting of shareholders held on May 11, 2023. A total of 226,558,449 Common Shares or 79.18% of our issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of each item of business, as follows:

a.         Election of Directors

Nominee	Votes FOR	Nominee	Votes FOR
Peter G. Bowie	99.05%	Mary Lou Maher	99.64%
Mary S. Chan	99.38%	William A. Ruh	95.29%
Hon. V. Peter Harder	99.08%	Dr. Indira V. Samarasekera	87.97%
Jan R. Hauser	99.64%	Matthew Tsien	99.74%
Seetarama S. Kotagiri (CEO)	99.65%	Dr. Thomas Weber	99.66%
Jay K. Kunkel	99.74%	Lisa S. Westlake	95.15%
Robert F. MacLellan	99.43%

b.         Other Items of Business

Item	Votes FOR
Reappointment of Deloitte	99.58%
Say on Pay	77.22%

Based on the voting results, each of the 13 nominees was elected, and Deloitte reappointed as independent auditor, with a substantial majority. Additionally, Magna’s Say on pay resolution was approved by a significant majority of votes cast. Detailed voting results are included as Appendix “A” to this press release.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com  │  248.761.7004

OUR BUSINESS (1)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 171,000(2) employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 341 manufacturing operations and 88 product development, engineering and sales centres spanning 29 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

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(1) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
(2) Number of employees includes over 160,000 employees at our wholly owned or controlled entities and over 11,000 employees at certain operations accounted for under the equity method.

Appendix “A”

VOTING RESULTS - 2023 ANNUAL MEETING OF SHAREHOLDERS

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Peter G. Bowie as Director	215,838,837	99.05	2,079,034	0.95
Elect Mary S. Chan as Director	216,558,282	99.38	1,359,589	0.62
Elect Hon. V. Peter Harder as Director	215,918,600	99.08	1,999,271	0.92
Elect Jan R. Hauser as Director	217,128,755	99.64	789,116	0.36
Elect Seetarama S. Kotagiri (CEO) as Director	217,162,151	99.65	755,720	0.35
Elect Jay K. Kunkel as Director	217,347,729	99.74	570,142	0.26
Elect Robert F. MacLellan as Director	216,686,409	99.43	1,231,462	0.57
Elect Mary Lou Maher as Director	217,125,346	99.64	792,525	0.36
Elect William A. Ruh as Director	207,655,388	95.29	10,262,483	4.71
Elect Dr. Indira V. Samarasekera as Director	191,705,980	87.97	26,211,891	12.03
Elect Matthew Tsien as Director	217,356,500	99.74	561,371	0.26
Elect Dr. Thomas Weber as Director	217,169,041	99.66	748,830	0.34
Elect Lisa S. Westlake as Director	207,339,296	95.15	10,578,575	4.85
Re-Appointment of Deloitte LLP as Auditor	225,599,042	99.58	959,407	0.42
Advisory Resolution on Executive Compensation	168,271,368	77.22	49,646,503	22.78